SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH DECEMBER 12, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/

Media Relations
(1 646) 284-9400
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.	BRASIL TELECOM S.A.
Corporate Taxpayer Registration:	Corporate Taxpayer Registration:
02.570.688/0001-70	76.535.764/0001-43
Board of Trade 53 3 0000581 - 8	Board of Trade 5330000622-9
Publicly Traded Company	Publicly Traded Company

NOTICE TO SHAREHOLDERS

BRASIL TELECOM PARTICIPAÇÕES S.A. (“Brasil Telecom Participações”) and BRASIL TELECOM S.A. (“Brasil Telecom”), hereby denominated as “Companies”, in compliance with art. 157 of Law 6,404/76, informs its Shareholders and the market in general, the following:

1. The Companies have filed a complaint at Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission) – CVM, against Messrs. Daniel Valente Dantas, Carla Cico, Verônica Valente Dantas, Maria Amalia Delfim de Melo Coutrim, Arthur Joaquim de Carvalho, Mônica Dantas Guimarães, Carlos Bernardo Torres Rodemburg, Eduardo Penido Monteiro, Rodrigo Behring Andrade, Dório Ferman, Banco Opportunity S.A., Opportunity Equity Partners Administradora de Recursos Ltda., Opportunity Fund and all other legal entities and natural persons, domestic or foreign, that in any form are linked to the ones previously mentioned, which have participated in any way or benefited from such acts that are being denounced.

2. The acts that are being denounced represent the first results of the internal investigations still in course, which involve the improper management of the Companies’ resources in businesses and operations with traces of controlling shareholder’s abuses, breaches of fiduciary duties, conflict of interests, violation of the Law and the By-Laws.

3. The Companies are taking all legal actions appropriate to be refunded from the losses and damages suffered due to the acts that are being denounced.

Brasília/DF, December 12, 2005.

Charles Laganá Putz
Chief Financial Officer and Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer